Exhibit 99.1

PERPETUAL ENERGY INC.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual General Meeting of shareholders of Perpetual Energy Inc. ("Perpetual" or the “Corporation") held May 23, 2012 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Description of Matter		Outcome of Vote	Votes For	Votes Against	Votes Withheld

1.	Ordinary resolution to fix the number of directors of the Corporation at eight (8).	Passed	97.81%	2.19%	0.00%
2.	Ordinary resolution approving the election of eight (8) nominees to serve as directors of the Corporation for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.	Passed	95.36%	0.00%	4.64%
3.	Ordinary resolution approving the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration as such.	Passed	97.98%	0.00%	2.02%

 Dated at Calgary, Alberta this 24th day of May, 2012.